Exhibit A

CERAGON NETWORKS ANNOUNCES PRELIMINARY
RESULTS FOR THIRD QUARTER 2008

Revenues In Line with Guidance; Gross Margin Affected by Mix

Conference call at 9:00 a.m. EDT to discuss preliminary results

        TEL AVIV, Israel, October 16, 2008 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity Ethernet and TDM wireless backhaul solutions, today announced preliminary financial results for the third quarter ended September 30, 2008.

        Ceragon expects revenues for the third quarter of 2008 to be approximately $58 million, an increase of about 30% from Q3 of 2007 and in-line with the company’s previous guidance.

        Gross margin is expected to dip to approximately 31% to 32% in Q3, primarily as a result of a spike in OEM-related revenues to about 43% of total revenues, compared with 31% of total revenues in Q2, as well as a less favorable geographic mix. Gross margin was 36% and 34% in Q3 of 2007 and Q2 of 2008, respectively.

        As a result of the lower than expected gross margin in Q3, GAAP net income is expected to be approximately $3.2 to $3.6 million, or $0.08 to $0.09 per diluted share, compared with $3.7 million, or $0.11 per diluted share in Q3 of 2007. On a non-GAAP basis, net income for Q3 is expected to be approximately $3.9 million to $4.3 million, or $0.10 to $0.11 per diluted share, compared with $4.1 million, or $0.13 per diluted share, in Q3 of 2007. The Company did not give specific EPS guidance for the third quarter; however, the preliminary results are below the range of analysts’ estimates according to First Call.

        “The Asia Pacific region continued to lead our growth during Q3,” said Ira Palti, President and CEO of Ceragon. “As we expected, the EMEA region returned to more typical revenue levels in Q3 after a temporary dip in Q2, and we were pleased to see modest sequential growth in North America. We are particularly gratified by the strong reception our cost reduced next generation platform of radios is receiving in the market, and revenues from these new products began to ramp quickly in Q3. We held operating expenses to about the same level as Q2, but the mix-related dip in gross margin caused our net income to come in below expectations. We believe the combination of a return to more direct business and a more favorable geographic mix, together with an improving product mix will result in gross margin returning to the mid-30‘s.”

        “Our book-to-bill ratio of one in Q3 indicates healthy demand continues and we are targeting 35% growth in 2008 over 2007, but tempering our expectations for exceeding that target due to the level of global economic uncertainty. Meanwhile, the feedback from the field remains uniformly encouraging.”

        A conference call discussing Ceragon’s preliminary results for the third quarter of 2008, will take place today, October 16, 2008, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 288-8967 or international (612) 332-0720 at 8:45 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, Access code 965971 .

        A replay of both the call and the webcast will be available through November 16, 2008.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com